Exhibit 99.1

FOR RELEASE

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 25, 2019 — Unitil Corporation (the “Company”) (NYSE: UTL) (www.unitil.com) today announced Net Income of $26.5 million, or $1.78 per share, for the first quarter of 2019, an increase of $10.9 million in Net Income, and $0.72 in Earnings Per Share, (“EPS”) compared to the first quarter of 2018. In the first quarter of 2019; the Company recognized a one-time net gain of $9.8 million, or $0.66 in EPS, on the Company’s divestiture of its non-regulated business subsidiary, Usource. In addition, the Company’s earnings in the first quarter of 2019 were driven by higher natural gas and electric sales margins, partially offset by higher utility operating expenses. Earnings for the Company’s utility operations were Net Income of $16.7 million, or $1.12 per share, for the first quarter of 2019, an increase of $1.1 million in Net Income, and $0.06 in Earnings Per Share, (“EPS”) compared to the first quarter of 2018.

“We are pleased with our first quarter results, which reflect continued strength in our core utility businesses,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “In addition to the strong growth of our utility businesses, we also recognized a gain on the divestiture of our non-regulated business. We intend to reinvest the proceeds from this transaction in our regulated utilities to support our continued growth and investment programs.”

Natural gas sales margins were $43.5 million in the three months ended March 31, 2019, an increase of $3.6 million compared to the same period in 2018. Gas sales margins in the first quarter of 2019 were positively affected by higher natural gas distribution rates of $2.6 million and $1.0 million from higher therm sales, reflecting customer growth.

Natural gas therm sales increased 2.1% in the three months ended March 31, 2019 compared to the same period in 2018. The increase in gas therm sales in the Company’s service areas was driven by customer growth. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were up 5.0% in the first quarter of 2019 compared to the same period in 2018. As of March 31, 2019, the number of natural gas customers served has increased by 1,533 compared to the prior year.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $23.1 million in the three months ended March 31, 2019, an increase of $0.8 million compared to the same period in 2018. Electric sales margins in the first quarter of 2019 were positively affected by higher electric distribution rates of $1.2 million, partially offset by lower sales margin of $0.4 million reflecting lower kWh sales.

Total electric kilowatt-hour (kWh) sales decreased 4.3% compared to the first quarter of 2018. The decrease in kWh sales reflects a shorter billing cycle in the first quarter of 2019 combined with overall lower average usage, including reduced usage by industrial customers for production purposes, partially offset by customer growth. As of March 31, 2019, the number of electric customers served has increased by 549 over the last year.

Operation and Maintenance (O&M) expenses increased $1.2 million in the three months ended March 31, 2019 compared to the same period in 2018. Excluding a non-recurring adjustment to decrease O&M expenses by $0.4 million in the first quarter of 2018 in connection with a then ongoing base rate case for the Company’s New Hampshire natural gas utility; O&M expenses increased $0.8 million. The change in O&M expenses reflects higher labor costs of $0.4 million and higher utility operating costs of $0.4 million.

Depreciation and Amortization expense increased $1.5 million in the three months ended March 31, 2019 compared to the same period in 2018, reflecting higher utility plant in service partially offset by lower amortization of deferred major storm costs, which were amortized for recovery over multi-year periods.

Taxes Other Than Income Taxes increased $0.6 million in the three months ended March 31, 2019 compared to the same period in 2018, primarily reflecting higher local property tax rates on higher levels of utility plant assets in service.

Other (Income) Expense, Net changed from an expense of $1.7 million in the first quarter of 2018 to income of $12.1 million in the first quarter of 2019, a net change of $13.8 million. This change reflects a pre-tax gain of $13.4 million on the Company’s divestiture of its non-regulated business subsidiary, Usource. The Usource divestiture generated a capital gain to the Company and a $3.6 million provision is included in the Company’s first quarter income tax expense discussed below.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Interest Expense, Net increased $0.2 million in the three months ended March 31, 2019 compared to the same period in 2018, primarily reflecting higher short-term interest rates on higher levels of short-term debt, partially offset by lower interest on long-term debt.

Federal and State Income Taxes increased $3.4 million for the three months ended March 31, 2019 compared to the same period in 2018, primarily reflecting income taxes related to the Company’s divestiture of its non-regulated business subsidiary, Usource.

At its January 2019 and April 2019 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.37 per share. These quarterly dividends result in a current effective annualized dividend rate to $1.48 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2019 results on Thursday, April 25, 2019, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,600 electric customers and 82,700 natural gas customers. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2019 and 2018 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2019	2018	Change
Gas Therm Sales:
Residential	24.0	23.8	0.8%
Commercial/Industrial	72.1	70.3	2.6%

Total Gas Therm Sales	96.1	94.1	2.1%

Electric kWh Sales:
Residential	181.5	188.5	(3.7%)
Commercial/Industrial	236.0	247.8	(4.8%)

Total Electric kWh Sales	417.5	436.3	(4.3%)

Gas Revenues	$86.4	$87.0	$(0.6)
Cost of Gas Sales	42.9	47.1	(4.2)

Gas Sales Margin	43.5	39.9	3.6
Electric Revenues	64.8	57.5	7.3
Cost of Electric Sales	41.7	35.2	6.5

Electric Sales Margin	23.1	22.3	0.8
Other Revenues	0.9	1.3	(0.4)

Total Sales Margin	67.5	63.5	4.0

Operation & Maintenance Expenses	18.5	17.3	1.2
Depreciation & Amortization	13.8	12.3	1.5
Property & Other Taxes	6.4	5.8	0.6
Other Expense (Income), Net	(12.1)	1.7	(13.8)
Interest Expense, Net	6.2	6.0	0.2

Income Before Income Taxes	34.7	20.4	14.3
Income Tax Expense	8.2	4.8	3.4

Net Income	$26.5	$15.6	$10.9

Earnings Per Share	$1.78	$1.06	$0.72

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com